SECURITIES AND EXCHANGE COMMISSION
          Washington, D.C. 20549

               SCHEDULE 13G

     Under the Securities Exchange Act of 1934

Name of Issuer      Wellpoint Health Networks, Inc.
Title of Class of Securities  common
CUSIP Number        94973H108
Date    of   Event   Which   Requires   Filing   this   Statement
12/31/00

#1    Alex.  Brown  Investment  Management,  A  Maryland  Limited
Partnership
     52-1349876
#4   Maryland
#5   422,288
#6   0
#7   1,896,480
#8   0
#9   1,896,480
#11  3.0%
#12  PN   IA
Item 1.
     (a)  Wellpoint Health Networks, Inc.
     (b)  21555 Oxnard Street
          Woodland Hills, CA 91367
Item 2.
     (a)  Alex.  Brown  Investment  Management,  a
          Maryland  Limited  Partnership,  and   a
          registered investment advisor.
     (b)  217 E. Redwood Street, #1400
          Baltimore, MD  21202
     (c)  The firm is organized under the laws  of
          Maryland.    The   individual    general
          partner  is  a  citizen  of  the  United
          States of America.
     (d)  common
     (e)  94973H108
Item 3.
          (a)
          (b)
          (c)
          (d)
     X    (e)
          (f)
          (g)
          (h)
CUSIP Number        94973H108
Item 4.
     (a)  1,896,480 shares of common stock
     (b)  3.0%
     (c)
          (i)  422,288 shares
          (ii) 0 shares
          (iii)     1,896,480 shares
          (iv) 0 shares
Item 5.        X
Item 6.   Not Applicable
Item 7.   Not Applicable
Item 8.   Not Applicable
Item 9.   Not applicable

Item 10.
By signing below I certify that, to the best of my
knowledge  and belief, the securities referred  to
above  were  acquired in the  ordinary  course  of
business and were not acquired for the purpose  of
and  do  not  have  the  effect  of  changing   or
influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

Signature:
After reasonable inquiry and to the best of my knowledge and belief, I certify that information set forth in this statement is true, complete and correct.

ALEX. BROWN INVESTMENT MANAGEMENT
A Maryland Limited Partnership


By:
     Lee S. Owen
     Principal

Date:  February 15, 2001